Filed by United Rentals

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings

(Commission File No.: 333-179039)

United Rentals Employee FAQs

Expanded January 23, 2012

Note: It is important that we all speak with one voice during this time of transition. As is company policy, please direct any inquiries from the media or other third parties to Fred Bratman, SVP of Corporate Communications and Investor Relations, at 203-618-7318, fbratman@ur.com. The information in this document should not be distributed elsewhere.

1.	Why is United Rentals acquiring RSC Holdings?

While our company is not dependent upon acquisitions to meet its financial objectives, we do believe in integrating good people and effective practices when it serves our growth. We are combining two respected businesses to create a new, best-in-class equipment rental company. We’re taking this step from a position of strength, as part of the ongoing transformation of our company, and at a time when we believe that our expanded operations will benefit from the construction recovery.

2.	Who is RSC?

RSC is highly respected as one of the largest equipment rental providers in North America. They are well regarded for having a well-managed fleet, extensive customer support resources and a strong geographic presence. Currently, RSC services the industrial and construction markets with $2.7 billion of equipment and approximately 440 rental locations. They primarily operate in the United States, but have a presence in Canada as well.

3.	Why is RSC a good fit for United Rentals?

RSC shares our commitment to customer service and quality operations. This deal will bring together the best talent in our industry and will create a customer service platform that will benefit all of our customers. Our combined organization will have a strong presence across North America, with nearly 1,000 branches in the U.S. and Canada and the largest, most versatile fleet in the industry. Equally as important, we will be integrating the best practices from RSC’s operations with our own best practices to create an unparalleled organization.

4.	What are the terms of the transaction?

United Rentals is acquiring RSC in a cash-and-stock transaction currently valued at $18.00 per share, or a total enterprise value of $4.2 billion, including $2.3 billion of net debt. The deal is expected to close in the first half of 2012, after receiving the necessary approvals.

5.	What will the new company be called and where will it be headquartered?

There will be no change to United Rentals’ name or headquarters.

6.	Who will be the CEO of the combined company?

Michael Kneeland will remain as President and CEO.

7.	What does this mean for me as a United Rentals employee?

There will be no immediate changes to your employment and responsibilities. From an operations standpoint, it will be business as usual for us. The top priority on both sides is to continue to provide customers with consistent, seamless support of the highest quality. Our employees will play a critical role in ensuring the success of this venture.

At this early date, there is no timeline for future decisions on how the merging of the operations may affect individual employees or branches. As soon as we have a timeline, we’ll let you know. We have a proven track record of successfully integrating businesses by identifying the best practices and talents of the companies we acquire. Obviously there is more overlap of operations in some areas than others, and those situations will be looked at carefully on a one-by-one basis. Certain areas may have no changes at all. You can be assured that we will not make any wholesale decisions. United Rentals values each of its employees and will use the fairest possible process in cases where selections must be made.

Ultimately, we believe that the merger will translate into significant opportunities for employees of both companies.

8.	Will there be changes to my salary, incentive/commission/bonus opportunities and benefits?

Your salary and benefits plans will not change at all through December 31, 2012. You will receive the same benefits you elected for 2012. For our salespeople,

there will be no change to the incentive/commission/bonus structure we originally intended for 2012, although the sales opportunities themselves may change during the course of the year. The 2012 incentive/commission/bonus structure will be communicated in early January, as it is each year.

We understand that your compensation, healthcare and other employee benefits provide security to you and your family, and we take that responsibility seriously. Both United Rentals and RSC provide strong and very similar compensation, healthcare and employee benefit programs. Even so, we know that small differences can have a big impact, and we plan to be very careful in selecting the best programs. We’ll be sure to communicate with you regularly on this topic so that you are well aware of our plans for the future.

9.	What should I do if I run into a situation where RSC is pursuing the same customer I am?

For now, nothing changes – it is business as usual in the field. Remember, the deal hasn’t closed yet. You should handle sales calls, quotations and other customer situations the same way you handle them now, according to the same objectives for rate management, fleet management, customer service and margin improvement. Our company’s strategy for capturing business is still exactly the same. The announcement has no impact on field operations at this time.

10.	Can I start talking to customers about RSC’s products and services?

Not yet. We are two separate companies until the deal closes.

11.	Has the integration planning started yet?

Yes, the planning has started although neither company will share competitive information until after the deal closes. There was a high level kick-off meeting in Phoenix in early January, followed by a meeting of “team leaders” in Houston two weeks later. About 30 people attended from each company, representing every functional and strategic area: HR, sales, finance, fleet, etc. Our people were able to meet directly with their peers from RSC and lay the groundwork for what will eventually be a master plan. Right now, it’s in the exploratory stage: the functional teams are digging into the details while Finance and Legal work on the closing.

12.	Will I be asked to work on the integration?

We’re in the planning phase right now, so there’s no effect on your responsibilities. If team leaders ask you for information to help with the planning, please assist them in any way you can. Eventually everyone will have a role to play in combining the companies.

13.	How is the legal process going?

It’s going well. Our company filed what is called a preliminary registration statement on Form S-4 with the SEC on January 17. And the requirements for Hart-Scott-Rodino, which is the anti-trust approval process, were satisfied when the 30-day waiting period expired on January 20. That was a major step forward in the process. We did receive some requests for more information from the Canadian Competition Bureau, so the waiting period for Canada will be extended until 30 days after all requested information has been provided. The company is responding to all the requests.

14.	Will I be kept informed as things move forward?

Yes, definitely. United Rentals has always maintained a culture of openness, with strong communication channels in place. That’s not going to change. If anything, these channels will be expanded.

Please bear in mind that change, by nature, is a fluid process and it’s natural for you to have questions. In some cases, we may not be able to share information immediately; at other times, we simply may not know the answers yet. But we will always be listening, and we’ll be in touch as often as possible.

15.	Who should I contact if I have further questions?

There’s a new email address dedicated to the transition: integration@ur.com. You should feel free to send comments or questions at any time. You can also contact your HR manager.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof, and neither United Rentals nor RSC holdings assumes any obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United

Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. Neither United Rentals nor RSC Holdings gives any assurance that it will achieve its expectations or assumes any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between United Rentals and RSC Holdings, which is the subject of a registration statement and joint proxy statement/prospectus forming a part thereof filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation

United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of this document as described in the preceding paragraph.